大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2006/UOB2006/UOB-A01/sc

6 January 2006

File No. 82-2947

Securities & Exchange Commiss
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA


06010637

Dear Sir

PROPOSED SHARE BUYBACK BY UOB

We enclose a copy of our announcement dated 6 January 2006 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

PROPOSED SHARE BUYBACK BY UOB

Singapore, 6 January 2006 - In exercise of the share purchase mandate renewed by shareholders at the extraordinary general meeting held on 27 April 2005, United Overseas Bank Limited ("UOB" or "the Bank") will set aside S$600 million for on-market purchases of its ordinary shares for cancellation. The share purchase will be executed through a combination of the normal trading counter, and/or odd lots counter, depending on market conditions, and will be carried out in an orderly manner to minimise undue movement in UOB's share price. Shares purchased by UOB will be announced in accordance with the rules of The Singapore Exchange Securities Trading Limited.

The share purchase is proposed in view of UOB's objectives of:

(i) managing the capital structure of UOB, with a view to achieving an efficient capital mix;

(ii) managing surplus capital, such that surplus capital and funds which are in excess of UOB's requirements may be returned to UOB shareholders in an expedient and cost-efficient manner; and

(iii) improving return on equity.

Under Banking (Amendment) Regulations 2004, affiliated entities of a bank have until 17 July 2006 to comply with the regulation that they cannot hold in aggregate more than 2% of the voting power in the bank. There are certain restrictions against an increase in the meantime of the aggregate percentage shareholding in the bank held by its affiliated entities. The affiliated entities of UOB currently hold in aggregate around 4% of UOB's paid-up capital. A reduction in the paid-up capital of UOB as a result of the share purchase may increase such aggregate percentage shareholding and if required, necessary steps would have to be taken to comply with the restrictions.

By order of the Board

Vivien Chan
Company Secretary

END